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                                                                                    Exhibit 12



                     SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES
                  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES \1
                               (Dollars in millions)
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                                               Year Ended December 31,
                                          1995      1994      1993      1992    1991    1990


Income Before Income Taxes from
   Continuing Operations . . . . . .  $1,394.7   $1,226.7  $1,073.1    $962.8  $847.6  $768.1

Add : Fixed Charges
  Interest Expense . . . . . . . . .      57.6       56.2      48.2      55.4    65.3    82.4

  1/3 Rentals. . . . . . . . . . . .      10.5        8.7       8.0       7.7     7.0     6.9

  Capitalized Interest . . . . . . .      11.4       11.4      12.7      15.8    11.8     6.3

    Total Fixed Charges. . . . . . .      79.5       76.3      68.9      78.9    84.1    95.6


Less: Capitalized Interest . . . . .      11.4       11.4      12.7      15.8    11.8     6.3

Add : Amortization of
 Capitalized Interest. . . . . . . .       4.8        4.1       3.5       4.1     4.0     3.8


Earnings Before Income Taxes and
 Fixed Charges (other than
 Capitalized Interest) . . . . . . .  $1,467.6   $1,295.7  $1,132.8  $1,030.0 $ 923.9  $861.2


Ratio of Earnings to Fixed Charges .      18.5       17.0      16.4      13.1    11.0     9.0


\1 Restated for the effect of discontinued operations.
"Earnings" consist of income before income taxes and fixed charges (other than capitalized interest).  "Fixed charges" consist of interest expense, capitalized interest and one-third of rentals which Schering-Plough believes to be a reasonable estimate of an interest factor on leases.
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